EXHIBIT 10.3

THE GOODYEAR TIRE & RUBBER COMPANY

DEFERRED COMPENSATION PLAN FOR EXECUTIVES

(Amended and Restated as of January 1, 2002)

TABLE OF CONTENTS

X-10.3-3

ARTICLE XIII
MISCELLANEOUS PROVISIONS

X-10.3-4

THE GOODYEAR TIRE & RUBBER COMPANY
DEFERRED COMPENSATION PLAN FOR EXECUTIVES

THE GOODYEAR TIRE & RUBBER COMPANY, an Ohio corporation ("Goodyear" or the "Company") hereby amends and restates the Deferred Compensation Plan for Executives of the

Company (the "Plan") as hereinafter provided.

ARTICLE I
GENERAL

Section 1.1 Purpose. The purpose of the Plan is to promote the greater success of Goodyear and its participating wholly-owned subsidiaries by providing a means for a select group of management and highly compensated employees of Goodyear and such subsidiaries (whose positions enable them to make significant contributions to the profitability, competitiveness and growth of the Company and its subsidiaries) to defer certain incentive and salary compensation. In addition, compensation of executive officers of the Company which for any reason would not be deductible by the Company for Federal Income Tax purposes due to the limitations on deductibility set forth in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), shall be automatically deferred for future payment under the Plan when such payments will be deductible by the Company.

Section 1.2. Intent. The Plan is intended to be an unfunded, non-qualified plan primarily for the purpose of providing the opportunity to officers and a select group of management and highly compensated employees of the Company and participating wholly-owned subsidiaries of the Company, as described under Sections 201(2), 301(a)(3), and 401(a)(l) of ERISA, to defer certain compensation. The Plan is not intended to be a plan described in Section 401(a) of the Code.

Section 1.3. Effective Date. The provisions of the Plan shall be effective as of January 1, 2002, the date for which changes to the Plan were approved by the Compensation Committee of the Goodyear Board of Directors and adopted by the Goodyear Board of Directors. The rights, if any, of any Participant (as hereinafter defined) in the Plan whose status as an employee of the Company or any Participating Employer (as hereinafter defined) terminates for any reason shall be determined pursuant to the Plan as in effect on the date such Participant ceases to be an employee of the Company or any Participating Employer, unless a subsequently adopted provision of the Plan states otherwise.

Section 1.4. Contractual Obligation of Employer. The obligation of the Company and Participating Employers to make payments of Deferred Compensation (as hereinafter defined) and Mandatory Deferred Compensation (as hereinafter defined) in accordance with the Plan are contractual, general unsecured obligations and liabilities of the Company and, as applicable, Participating Employers to pay for services in accordance with the terms of the Plan. It is intended that payments of Deferred Compensation and Mandatory Deferred Compensation under the Plan shall be paid from one or more Trusts (as hereinafter defined) established for that purpose. If, and to the extent that, the assets of such Trusts are not sufficient to make all payments of Deferred Compensation and Mandatory Deferred Compensation required by the terms of the Plan, such shortfall shall be paid by the Company and, as applicable, the Participating Employers. All Deferred Performance Amounts (as hereinafter defined), Deferred Salary Amounts (as hereinafter defined) and Mandatory Deferred Amounts (as hereinafter defined) will be recorded in Accounts (as hereinafter defined) and, ordinarily, amounts equivalent thereto will be transferred by the Company and, as applicable, the Participating Employers to their respective Trusts. Each Participant may elect, from alternatives available under the Plan, to have Deferred Performance Amounts, Deferred Salary Amounts and Mandatory Deferred Amounts, if any, adjusted by amounts equivalent to the amounts such Deferred Amounts and Mandatory Deferred Amounts, if any, would realize (as earnings, gains and losses, net of expenses and taxes) if invested (for the relevant period) in one or more of the mutual funds or other investment vehicles or reference rates designated from time to time as the Reference Investment Funds (as hereinafter defined) available under the Plan. No Participant or Beneficiary (as hereinafter defined) shall have any right, title or interest whatever in or to any investment reserves, accounts, trusts or other funds or assets that the Company or the Participating Employers may purchase, establish, or accumulate to aid in paying Deferred Compensation and Mandatory Deferred Compensation as and when due to the Participants under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust or a fiduciary relationship of any kind between the Company (or a Participating Employer) and a Participant, his or her Beneficiaries or any other person. Neither a Participant nor his or her Beneficiaries shall acquire any right or interest under the Plan other or greater than that of an unsecured creditor.

ARTICLE II
DEFINITIONS AND USAGE

Section 2.1. Definitions. Wherever used in the Plan, the following words and phrases shall have the meaning set forth below, unless the context plainly requires a different meaning:

"**Account**" means the following "Accounts" to be maintained by the Committee for each Participant for recordkeeping, measurement and accounting purposes; provided, that any Plan assets will not be segregated among such "Accounts" and each Participant will have only an unsecured contractual claim against his or her Employer for the amount of his or her "Account" balances:

(a) **Performance Plan Account.** An Account to record the amount of a Participant's Performance Compensation deferred pursuant to the provisions of Article IV of the Plan in respect of a Plan Year, as from time to time adjusted to reflect any and all Equivalents attributable to such Deferred Performance Amount.

(b) **Annual Salary Account.** An Account to record the aggregate amount of a Participant's Salary deferred pursuant to the provisions of Article IV of the Plan in respect of a Plan Year, as from time to time adjusted to reflect any and all Equivalents attributable to such Deferred Salary Amount.

(c) **Mandatory Deferred Account.** An Account to record the amount of all of a Participant's Performance Compensation, Salary and other cash compensation in respect of a Plan Year deferred pursuant to the provisions of Article V of the Plan, as from time to time adjusted to reflect any and all Equivalents attributable to such Mandatory Deferred Amount.

"**Acquiring Person**" means any person (any individual, firm, corporation or other entity) who or which, together with all Affiliates and Associates, shall be or become the beneficial owner of shares of the Common Stock of the Company.

"**Affiliate**" and "**Associate**" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

"**Aggregate Deferred Amount**" means, with respect to any Participant, the sum of all Deferred Amounts with respect to such Participant during all Plan Years to the date (or Valuation Date) on or as of which any determination of the amount thereof is being or to be made.

"**Aggregate Mandatory Amount**" means, with respect to any Participant, the sum of all Mandatory Deferred Amounts with respect to such Participant during all Plan Years to the date (or Valuation Date) on or as of which any determination of the amount thereof is being or to be made.

"Agreement" and "Notice and Agreement" means an instrument executed and delivered in accordance with Section 4.3 of the Plan, whereunder an Eligible Employee elects and agrees with his or her Employer to (i) participate in the Plan in respect of a Plan Year by deferring Performance Compensation or Deferrable Salary, as the case may be, in accordance with Article IV of the Plan (a Participant must enter into a separate Agreement in respect of the deferral of Performance Compensation and a separate Agreement in respect of the deferral of Salary each Plan Year in order to defer Performance Compensation and Salary), (ii) defer all or a specific amount or percentage of his or her Performance Compensation or Deferrable Salary, and (iii) comply with and be bound by all the terms and conditions of the Plan.

"Annual Salary Rate" means, with respect to each Plan Year: (i) if the Salary Measurement Date is January 1 of such Plan Year, the Salary payable to an Employee during or in respect of January of the Plan Year multiplied by twelve (12), or, (II) if the Salary Measurement Date is December 1 of the year preceding such Plan Year, the Salary payable to an Employee during or in respect of the month of December of the year preceding such Plan Year multiplied by twelve (12), or (iii) if the Salary Measurement Date is an Employment Date, the Salary payable to an Employee during or in respect of such person's first full month of Employment multiplied by the number of full months remaining in such Plan Year subsequent to the Employment Date.

"Beneficiary" means any person or entity (including a trust or the estate of a Participant) designated in a written instrument executed by a Participant and delivered to the Committee in accordance with the provisions of Section 10.1 of the Plan.

"Board" means the Board of Directors of Goodyear.

"Change of Control" shall mean, and shall be deemed to have occurred when (the "Change of Control Date"), any Acquiring Person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company, or any person or entity organized, appointed or established by the Company or any subsidiary of the Company for or pursuant to the terms of any such plans), alone or together with its Affiliates and Associates, shall become the beneficial owner of thirty-five percent (35%) or more of the shares of the Common Stock of the Company, without par value (the "Common Stock") then outstanding (except pursuant to an offer for all outstanding shares of the Common Stock at a price and upon such terms and conditions as a majority of the Continuing Directors determine to be in the best interests of the Company and its shareholders (other than the Acquiring Person or any Affiliate or Associate thereof on whose behalf the offer is being made)), and the Continuing Directors no longer constitute a majority of the Board.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and regulations and rulings promulgated thereunder.

"Committee" means the Committee established under, and operating pursuant to the provisions of, Article XI of the Plan.

"Company" means The Goodyear Tire & Rubber Company, its successors and any corporation into which it may be merged or consolidated.

"Compensation Committee" means the Compensation Committee of the Board.

"Continuing Director" means any individual who is a member of the Board, while such individual is a member of the Board, who is not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or a representative or nominee of an Acquiring Person or of any such Affiliate or Associate and was a member of the Board prior to the occurrence of the Change of Control Date, any successor of a Continuing Director, while such successor is a member of the Board, and who is not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or representative or nominee of an Acquiring Person or of any such Affiliate or Associate, and is recommended or elected to succeed the Continuing Director by a majority of the Continuing Directors.

"Deferrable Salary" means, with respect to each Eligible Employee and with respect to each Plan Year, such Eligible Employee's Salary for such Plan Year. .

"Deferred Amount" means, with respect to any Participant and any Plan Year, the sum of the Deferred Performance Amount and the Deferred Salary Amount of such Participant during such Plan Year.

"Deferred Compensation" means, with respect to any Participant, the aggregate of all Deferred Performance Compensation and Deferred Salary of such Participant for all Plan Years to the date (or Valuation Date) on or as of which any determination of the amount thereof is being or to be made.

"Deferred Performance Amount" means, with respect to any Participant and any Plan Year, the amount of Performance Compensation deferred by such Participant during such Plan Year pursuant to Article IV of the Plan.

"Deferred Performance Compensation" means, with respect to any Participant and any Plan Year, the sum of the Deferred Performance Amount in respect of such Plan Year and all Equivalents attributable to, and credited (or charged) to the Performance Plan Account in respect of, such Deferred Performance Amount to the date (or Valuation Date) on or as of which any determination of the amount thereof is being or to be made.

"Deferred Salary" means, with respect to any Participant and any Plan Year, the sum of the Deferred Salary Amount in respect of such Plan Year and all Equivalents attributable to, and credited (or charged) to the Annual Salary Account in respect of, such Deferred Salary Amount to the date (or Valuation Date) on or as of which any determination of the amount thereof is being or to be made.

"Deferred Salary Amount" means, with respect to any Participant and any Plan Year, the amount of Salary deferred by such Participant during such Plan Year pursuant to Article IV of the Plan.

"Disability" or "Disabled" means a physical or mental condition of a Participant resulting from a bodily injury, disease, or mental disorder which renders the Participant incapable of continuing in the Employment of any Employer or other Affiliate of the Company and results in such Participant receiving or being entitled to receive benefits under the Company's Long Term Disability Income Plan or the Retirement Plan (or, if such Participant is then an Employee of a Participating Employer, under similar plans, if any, of such Participating Employer).

"Eligible Employee" means any Employee of an Employer who, at the time the determination thereof is being or to be made, (i) is employed within the United States of America, (ii) is a citizen of or resident in the United States of America, (iii) is a participant in the Performance Plan for the then current Plan Year, (iv) has an Annual Salary Rate of at least $170,000 per year, and (v) is designated by the Committee as being eligible to participate in the Plan for the Plan Year.

"Employee" means any person who is a full-time salaried employee of an Employer.

"Employer" means and includes, as of the time at which a determination thereof is being or to be made, the Company or any Participating Employer, or their respective successors and assigns that adopt the Plan.

"Employment" means the fact that and the period during which an Employee is regularly employed by an Employer.

"Employment Date" means the date on which an Employee first earned compensation from an Employer.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and regulations and rulings promulgated thereunder.

"Executive Officer" means and includes the Chairman of the Board and Chief Executive Officer, any Vice Chairman of the Board, the President, any Vice President, the Treasurer, the Comptroller or the Secretary of the Company (or such other person as the General Counsel of the Company may designate).

"Equivalent" means, as at any time as of which any determination thereof is being or to be made, the net amount (of the earnings, gains, losses, expenses and taxes in respect of applicable Reference Investment Funds) attributed to any Deferred Performance Amount, Deferred Salary Amount or Mandatory Deferred Amount, and credited (or charged) to the related Account, in accordance with the provisions of Article VI of the Plan.

"Mandatory Deferred Amount" means, with respect to any Participant and any Plan Year, the sum of the Mandatory Deferred Performance Amount, the Mandatory Deferred Salary Amount and the Mandatory Deferred OC Amount of such Participant in respect of such Plan Year.

"Mandatory Deferred Compensation" means, with respect to any Participant, the aggregate of all Mandatory Deferred Performance Compensation, all Mandatory Deferred Salary and all Mandatory Deferred Other Compensation of such Participant for all Plan Years to the date (or Valuation Date) on or as of which any determination of the amount thereof is being or to be made.

"Mandatory Deferred OC Amount" means, with respect to any Participant and any Plan Year, the amount of cash compensation (other than Performance Compensation or Salary) automatically deferred in respect of such Participant during such Plan Year pursuant to Article V of the Plan.

"Mandatory Deferred Other Compensation means, with respect to any Participant and any Plan Year, the sum of the Mandatory Deferred OC Amount in respect of such Plan Year and any and all Equivalents attributable to, and credited (or charged) to the Mandatory Deferred Account in respect of, such Mandatory Deferred OC Amount to the date (or Valuation Date) on or as of which any determination of the amount thereof is being or to be made.

"Mandatory Deferred Performance Amount" means, with respect to any Participant and any Plan Year, the amount of Performance Compensation automatically deferred in respect of such Participant during such Plan Year pursuant to Article V of the Plan.

"Mandatory Deferred Performance Compensation" means, with respect to any Participant and any Plan Year, the sum of the Mandatory Deferred Performance Amount of such Participant in respect of such Plan Year and all Equivalents attributable to, and credited (or charged) to the Mandatory Deferred Account in respect of, such Mandatory Deferred Performance Amount to the date (or Valuation Date) on or as of which any determination thereof is being or to be made.

"Mandatory Deferred Salary" means, with respect to any Participant and any Plan Year, the sum of the Mandatory Deferred Salary Amount of such Participant in respect of such Plan Year and all Equivalents attributable to, and credited (or charged) to the Mandatory Deferred Account in respect of, such Mandatory Deferred Salary Amount to the date (or Valuation Date) on or as of which any determination thereof is being or to be made.

"Mandatory Deferred Salary Amount" means, with respect to any Participant and any Plan Year, the amount of Salary automatically deferred in respect of such Participant during such Plan Year pursuant to Article V of the Plan.

"Net Performance Compensation" means the amount of compensation after withholding for taxes and other deductions that would apply to Deferred Compensation.

"Participant" means any, and includes each, (i) Eligible Employee participating or a former Eligible Employee who continues to have deferrals because of participation in the Plan in accordance with Articles III and IV of the Plan, and (ii) any Executive Officer whose Performance Compensation, Salary or other cash compensation, or any portion or portions thereof, in respect of any Plan Year have been or are being automatically deferred in accordance with Article V of the Plan.

"Participating Employer" means each subsidiary of the Company which is directly or indirectly wholly-owned by the Company and is organized and existing under the laws of the United States of America or any state thereof that adopts the Plan by action of its board of directors and enters into a Trust Agreement.

"Performance Plan" means the Goodyear Performance Recognition Plan for any Performance Plan Year (payouts, if any, in respect of which would be made of the year following the Performance Plan Year for such Performance Recognition Plan), as approved by the Compensation Committee, or any plan designated by the Compensation Committee as the successor to any such plan.

"Performance Plan Year" means the period commencing January 1 and ending on December 31 in respect of which there is a Performance Plan in effect, where the payout, if any, thereunder will be made in February of the following year.

"Performance Compensation" means any amount earned by and payable to an Eligible Employee under the Performance Plan in respect of any Plan Year thereof.

"Plan Year" means each period of one year beginning January 1 and ending December 31.

"Recordkeeper" means that person or entity selected from time to time by the Committee to establish and maintain Accounts and other records and to perform related services in respect of the Plan and the Trusts.

"Reference Investment Funds" means those mutual funds, bank common trust funds, insurance contracts and other investment vehicles and reference rates which, in accordance with the provisions of Article VII of the Plan, are used as the reference for the determination and measurement of Equivalents to be attributed to the Deferred Amounts and Mandatory Deferred Amounts, if any, of Participants, as from time to time selected by the Compensation Committee pursuant to the provisions of Article VII of the Plan and identified at Annex I to the Plan.

"Retirement" means, with respect to any Participant, the termination of employment with the Company (or other Participating Employer) after either 30 years of service or 10 years of service and the attainment of age 55 or attainment of age 65.

"Retirement Plan" means the Company's Salaried Pension Plan, as amended and in effect from time to time.

"Salary" means the amount of base salary (as determined before any contributions to the Savings Plan (or any similar plan of any Participating Employer) and before any withholding for taxes, payroll taxes or charges and deductions for benefits provided by the Company or any other Employer) paid or payable to an Employee during the period in respect of which a determination with respect to such base salary is being or to be made.

"Salary Measurement Date" shall mean, with respect to each Plan Year: (i) with respect to each person who is an Employee on the first day of such Plan Year, (a) if used in determining whether an Employee is an Eligible Employee for the purpose of deferring Performance Compensation during such Plan Year, January 1 of such Plan Year, and (b) if used in determining whether an Employee is an Eligible Employee for the purpose of deferring Salary during such Plan Year, December 1 of the year preceding such Plan Year; and (ii) in respect of each person who becomes an Employee during such Plan Year, the Employment Date of such Employee.

"Savings Plan" means the Employee Savings Plan for Salaried Employees of the Company, as amended and in effect from time to time.

"Subsidiary" means any corporation, joint venture or other entity of which (or in which) more than 50% of the outstanding capital stock, or interest in the profits, is owned by the Company and one or more other Subsidiaries, or by one or more other Subsidiaries.

"Trust" or "Trust Fund" means each of (i) the "Rabbi Trust" to be established under a Trust Agreement to be entered into by the Company to receive and invest amounts transferred to it by the Company for future payment as Deferred Compensation and Mandatory Deferred Compensation under the Plan, which trust's assets will be subject to the claims of general creditors of the Company, and (ii) each "Rabbi Trust" established under a Trust Agreement entered into by a Participating Employer to receive and invest amounts transferred to such "Rabbi Trust" by such Participating Employer for future payment as Deferred Compensation under the Plan, which trust's assets will be subject to the claims of general creditors of the Participating Employer establishing such "Rabbi Trust"; and "Trusts" and "Trust Funds" means all such Trusts and Trust Funds.

"Trust Agreement" means each of (i) a Rabbi Trust Agreement between the Company and the Trustee to provide for the Trust to be established by the Company, and (ii) a similar agreement between a Participating Employer and such Trustee; and "Trust Agreements" means all such Trust Agreements.

"Trustee" means the individual(s), corporation(s) or other entity(ies) appointed by the Company and each of the Participating Employers, pursuant to the Trust Agreements, to hold and manage the Trust Funds as "Rabbi Trusts".

"Valuation Date" means the close of each business day during each Plan Year, of which the Trustee will determine the fair market value of the Trust Fund and the Recordkeeper will determine the amount (balance) of each Account.

Section 2.2. Usage. Except where otherwise indicated by the context, any masculine terminology used herein shall also include the feminine and vice versa, and the definition of any term herein in the singular shall also include the plural and vice versa.

ARTICLE III
ELIGIBILITY

Section 3.1. Eligibility to Defer Performance Compensation.

(b) Any eligible Employee may elect to defer all or certain portions of his or her Performance Compensation in respect of each Performance Plan Year commencing on January 1 of any year in the amount, for the deferral period and in the manner provided in the Plan, if: (i) such Employee was an Eligible Employee at January 1 of such Performance Plan Year, using January 1 of such Performance Plan Year as the Salary Measurement Date; or (ii) the Employment Date of such Employee was during the period January 2 through August 31, inclusive, of such Performance Plan Year and on his or her Employment Date such Employee was an Eligible Employee, determined using his or her Employment Date as the Salary Measurement Date; provided, however, that in the event an Eligible Employee shall terminate his or her Employment (other than by reason of Retirement or Disability) during such Performance Plan Year (or thereafter if prior to February 15th of the next succeeding Plan Year, such Employee shall cease to be an Eligible Employee for the purpose of deferring, and shall not be entitled to defer, any Performance Compensation in respect of such Performance Plan Year.

Section 3.2. Eligibility to Defer Salary. Any eligible Employee may elect to defer all or certain portions of his or her Deferrable Salary in respect of any Plan Year commencing on January 1of any year in the amount, for the deferral period and in the manner provided for herein if: (i) such Employee was an Eligible Employee at January 1 of such Plan Year using December 1 of the year preceding such Plan Year as the Salary Measurement Date, or (ii) the Employment Date of such Employee was during the period January 2 through August 31, inclusive, of such Plan Year and on his or her Employment Date such Employee was an Eligible Employee, determined using his or her Employment Date as the Salary Measurement Date.

ARTICLE IV
COMPENSATION ELIGIBLE FOR DEFERRAL: NOTICE AND PARTICIPATION

Section 4.1. Performance Compensation. (a) Any Eligible Employee may elect (within the time period specified in Section 4.4 of the Plan) to defer the payment of all or a portion of his or her Performance Compensation in respect of any Performance Plan Year, in which event such Deferred Performance Amount (as adjusted by related Equivalents) shall be payable as Deferred Performance Compensation under the Plan. An Eligible Employee may specify all or any portion of his or her Performance Compensation in respect of a Performance Plan Year for deferral; provided, that: (i) if expressed as a dollar amount, the amount of Performance Compensation to be deferred shall be $3,600 or any greater dollar amount thereof which is a multiple of $100; and (ii) if expressed as a percentage of Performance Compensation in respect of such Performance Plan Year, the amount of Performance Compensation to be deferred shall be 5% or any greater whole percentage thereof. If a Participant selects a dollar amount of Performance Compensation for deferral and the amount so selected exceeds the amount of Performance Compensation available for deferral, the Participant shall be deemed to have elected to defer 100% of his or her net Performance Compensation for such Performance Plan Year.

(b) In the event the amount of a Participant's Performance Compensation in any Plan Year not deferred pursuant to the Plan is not sufficient to pay all required withholding and payroll taxes and all deductions in respect of such Participant's participation in other benefit plans of his or her Employer, then the amount of such Performance Compensation deferred in such Plan Year will be reduced by the amount necessary to provide for the payment of such taxes and deductions. If any election would result in the deferral of less than $3,600 of Performance Compensation in a Plan Year, such election will be invalid and no deferral of Performance Compensation will be made pursuant to such election.

Section 4.2. Deferrable Salary. (a) Any Eligible Employee may elect (within the time period specified in Section 4.4 of the Plan) to defer the payment of all or a portion of his or her Deferrable Salary in respect of any Plan Year, in which event such Deferred Salary Amount (as adjusted by related Equivalents) shall be payable as Deferred Salary Compensation under the Plan. An Eligible Employee may specify any portion of Deferrable Salary in respect of a Plan Year for deferral; provided, that: (i) if expressed as a dollar amount, the amount of Salary to be deferred shall be $3,600 or any greater amount which is a multiple of $120, and (ii) if expressed as a percentage of Deferrable Salary for such Plan Year, the amount of Salary to be deferred shall be 5 % of Deferrable Salary for such Plan Year or any greater whole percentage thereof.

(b) In the event the amount of Deferrable Salary during any Plan Year not deferred pursuant to the Plan is not sufficient to pay all required withholding and payroll taxes and all deductions in respect of such Participant's participation in other benefit plans of his or her Employer, then the amount of Salary deferred tinder the Plan in such Plan Year will be reduced by the amount necessary to provide for the payment of such taxes and deductions. If any election would result in the deferral of less than $3,600 of Deferrable Salary during the Plan Year, such election will be invalid and no deferral of Salary will be made pursuant to such election.

Section 4.3. Participation: Notice and Agreement Procedure. (a) Any Eligible Employee may become a Participant by giving timely notice of the Performance Compensation or Deferrable Salary such Eligible Employee desires to defer by executing and delivering to the Committee an Agreement as provided in this Section 4.3 and in Section 4.4 of the Plan.

(b) Each Eligible Employee may elect to defer all or a portion (within the limits specified at Sections 4.1 and 4.2 of this Article IV) of his or her Performance Compensation for any Performance Plan Year or Deferrable Salary for any Plan Year (as each is adjusted by related Equivalents) for payment as Deferred Compensation under the Plan by executing and delivering to the Committee (within the time limits specified in respect of elections to defer specified at Section 4.4 of the Plan) one or more Agreements. Each Agreement shall provide, among other things, for (i) the amount (expressed in dollars) or portion (expressed as a percentage) of Performance Compensation or Deferrable Salary to be deferred, (ii) the period such amount shall be deferred, and (iii) the Reference Investment Fund or Funds with reference to which the Deferred Amounts win be attributed Equivalents in accordance with Article VI of the Plan, all in accordance with the Plan and the Rules of the Committee.

(c) Each Agreement shall be in one of the alternative forms as prescribed by the Committee and shall be properly completed and executed by the Participant and delivered to the Committee within the periods for the filing thereof specified in Section 4.4 of the Plan. Any electronic election will be deemed executed upon sending by Participant from a secure platform which incorporates protected individual accounts.

(d) An Agreement shall be effective no earlier than the date on which it is delivered to the Committee and shall continue in effect (unless sooner terminated in accordance with the provisions of the Plan and the Agreement) until the Deferred Performance Compensation or Deferred Salary attributable to such Agreement has been paid in accordance with the Plan.

Section 4.4. Time for Filing Elections. In order to be effective, any election to defer Performance Compensation or Deferrable Salary in respect of any Plan Year shall be made only by the filing of a duly executed and completed Agreement with the Committee:

(a) With respect to Performance Compensation in respect of any Performance Plan Year: (i) in the case of an Eligible Employee at January 1 of such Performance Plan Year, not earlier than February 15 or later than March 30 of such Performance Plan Year in respect of which such deferral election is being or to be made, ; and (ii) in the case of an Eligible Employee whose Employment Date occurs during such Performance Plan Year, not later than 30 days after the Employment Date of such Eligible Employee, but in no event shall such election be permitted after September 30 of such Performance Plan Year.

(b) With respect to Deferrable Salary in respect of any Plan Year: (i) in the case of an Eligible Employee at January 1 of such Plan Year, not earlier than December 1 or later than December 31 of the calendar year prior to the Plan Year in respect of which such election to defer Salary is being made; and (ii) in the case of an Eligible Employee whose Employment Date occurs during such Plan Year, not later than 30 days after the Employment Date of such Eligible Employee and at least two weeks prior to the commencement of the payroll period in respect of which Deferrable Salary will be deferred, but in no event shall any such election be permitted after September 30 of such Plan Year.

ARTICLE V
MANDATORY DEFERRALS

Section 5.1. Designated Participants Subject to Mandatory Deferrals. Any Performance Compensation, Salary or other cash compensation earned by any Executive Officer which, if paid as and when due, would not be deductible by the Company for Federal Income Tax purposes by reason of the limitations set forth at, or the provisions of, Section 162(m) of the Code and the regulations and rulings related thereto (for whatever reason such limitations are exceeded or the compensation payable to such Executive Officer is not excluded therefrom or the provisions thereof do not permit the deduction of such compensation) shall automatically be deferred until such time as may be necessary in order for the Company to assure the deductibility for Federal Income Tax purposes of all such compensation when paid to such Executive Officer. The Company's determination of the deductibility by the Company of such compensation of any Participant for Federal Income Tax purposes shall be final and binding on such Participant. To the extent possible, if the Executive Officer whose compensation is being or to be deferred has elected to defer Performance Compensation or Salary in accordance with Article IV of the Plan, such amounts will be so deferred prior to any deferral under this Article V. The Mandatory Deferred Amount in respect of each Plan Year (as adjusted by Equivalents) shall be payable as Mandatory Deferred Compensation.

Section 5.2. Period of Deferral. All Mandatory Deferred Compensation in respect of any Executive Officer shall be paid to such Executive Officer in a lump sum on the later of: (1) the fifteenth (15th) day of the second calendar year following the calendar year during which such person ceases to be an Executive Officer and, if applicable, a director of the Company; or (2) such later date as the officer shall elect in accordance with the provisions of Section 5.3 of this Article V. The provisions of this Article V shall control with respect to Mandatory Deferred Compensation and the deferral and distribution elections provided for in Articles IV and VII of the Plan shall not apply to any Mandatory Deferred Compensation.

Section 5.3. Election of Deferral Period. Any Executive Officer shall have the right to select any of the following payment date or dates if such Executive Officer makes an election within twenty (20) days following his or her receipt of notice from the Committee that all or a portion of his or her Performance Compensation, Salary or other cash compensation in respect of any Plan Year, or any combination thereof, has been or will be deferred:

(a) A lump sum payment of all Mandatory Deferred Compensation on the fifteenth (15th) day of the third, fourth or fifth calendar year following the calendar year during which such person ceased to be an Executive Officer and, if applicable, a director of the Company; or

(b) A series of no less than five nor more than 15 annual installments commencing on the fifteenth (15th) day of the second calendar year following the calendar year during which such person ceases to be an Executive Officer and, if applicable, a director of the Company, each installment to equal the Mandatory Deferred Compensation of such Executive Officer then remaining in his or her Mandatory Deferred Account, determined using the then most recent Valuation Date, divided by the number of installments then remaining to be made (including the installment to be paid on such distribution date).

ARTICLE VI
ACCOUNTS AND REFERENCE INVESTMENT ELECTIONS

Section 6.1. Deferred Compensation. A Participant's Deferred Compensation shall be equal to the total amount of all Deferred Amounts of such Participant, plus all Equivalents attributable to each Deferred Performance Amount and each Deferred Salary Amount of such Participant, and credited (or charged) to, each of the Performance Plan Accounts and Annual Salary Accounts of such Participant pursuant to this Article VI. A Participant's Mandatory Deferred Compensation shall be equal to the total amount of all Mandatory Deferred Amounts and Equivalents attributable to the Mandatory Deferred Amounts of such Participant and credited (or charged) to such Participant's Mandatory Deferred Accounts pursuant to this Article VI.

Section 6.2. Accounts. The Company and each Participating Employer shall establish and maintain, or cause to be established and maintained, pursuant to the terms of the Plan Accounts for each Participant, consisting of Performance Plan Accounts, each of which will be credited with the Deferred Performance Amount of such Participant in a Plan Year, Annual Salary Accounts, each of which will be credited with the Deferred Salary Amount of such Participant during such Plan Year, and Mandatory Deferred Accounts, which will be credited with all Mandatory Deferred Amounts of such Participant during a Plan Year, in each case to be adjusted by Equivalents attributable thereto in accordance with this Article VI. In respect of each Participant, a separate Performance Plan Account shall be established and maintained in respect of each Plan Year, the balance of which at any Valuation Date represents the amount of such Participant's Deferred Performance Compensation for such Plan Year. In respect of each Participant, a separate Annual Salary Account shall be established and maintained in respect of each Plan Year, the balance of which at any Valuation Date represents the amount of such Participant's Deferred Salary Compensation for such Plan Year. A separate Mandatory Deferred Account shall be established for each Plan Year the Participant has a Mandatory Deferred Amount, the balance of which as of any Valuation Date represents the then current amount of such Participant's Mandatory Deferred Compensation for such Plan Year. All amounts (of Equivalents) credited (or charged) to an Account shall be credited (or charged) solely for purposes of measurement, accounting, computation and recordkeeping. The obligation of an Employer to pay the amount in its Accounts is its general, unsecured contractual obligation and any assets maintained by such Employer to satisfy such claims shall be subject to the claims of such Employer's general creditors.

Section 6.3. Reference Investment Procedure. At the time a Participant makes his or her election to defer Performance Compensation or Salary in respect of any Plan Year, such Participant may express his or her choice of Reference Investment Fund or Funds and the allocation of his or her Performance Plan Account and Annual Salary Account among one or more such Reference Investment Funds. Similarly, within twenty (20) days after receipt of notice that a Mandatory Deferred Account in respect of a Plan Year will be established, such Participant may express his or her choice of Reference Investment Fund or Funds. The Compensation Committee shall have absolute discretion in the selection of Reference Investment Funds available and may, from time to time, change the available Reference Investment Funds as it deems appropriate. Any such change of Reference Investment Funds shall be communicated to Participants in accordance with procedures adopted by the Committee.

Section 6.4. Equivalents: Reference Investment Elections. (a) In accordance with elections made by Participants in accordance with Section 6.3 and this Section 6.4, each Deferred Performance Amount, Deferred Salary Amount and Mandatory Deferred Amount will be credited with earnings and gains and charged with losses, expenses and taxes in amounts equal to the amount such Deferred Performance Amount, Deferred Salary Amount or Mandatory Deferred Amount would have been credited, net of all losses, expenses and taxes, or charged (where such losses, expenses and taxes exceeded earnings and gains) if such Deferred Performance Amount, Deferred Salary Amount or Mandatory Deferred Amount had been invested during the relevant period in one or more of the Reference Investment Funds in accordance with such election (such amounts being herein referred to as "Equivalents"). On a Valuation Date an Account will be credited with all such earnings and gains, net of all losses, expenses and taxes, or charged for any losses, expenses and taxes to the extent such amounts exceed earnings and gains, such Deferred Performance Amount, Deferred Salary Amount or Mandatory Deferred Amount would have accrued if such amounts been invested in the Reference Investment Funds selected from time to time by such Participant (or, if applicable, in accordance with Section 6.5 of the Plan). Equivalents in respect of any Deferred Performance Amount, Deferred Salary Amount or Mandatory Deferred Amount (or portion thereof) shall be equal to the amount of increase or decrease, as the case may be, net of all expenses and taxes which would have been incurred, in the value of suc1~ Deferred Amount had such Deferred Amount been invested in the applicable Reference Investment Fund or Funds (in accordance with the Participant's elections as from time to time in effect or, if applicable, in accordance with Section 6.5 of the Plan) from the date deferred through the applicable Valuation Date.

(b) **Reference Investment Funds Available**. The Company and the Recordkeeper will maintain records in respect of the Accounts of each Participant which measure in accordance with the elections made by such Participant in respect of his or her Deferred Amounts and, if applicable, Mandatory Deferred Amounts the earnings, gains and losses attributable to such Deferred Amounts as though invested in one or more of the Reference Investment Funds within the categories described below, as specifically selected by the Compensation Committee and identified at Annex I to the Plan:

(1) **Reference Money Market Fund.** The reference investment shall be a mutual fund or bank common trust fund which invests in various short-term U.S. Government securities and/or similar instruments, including Treasury Bills, certificates of deposit and other high quality instruments.

(2) **Reference Equity Index Fund.** The reference investment shall be a mutual fund or bank common trust fund which invests in common stocks of companies comprising the S&P 500 Index on a weighted basis substantially similar to the weighting of the S&P 500 Index.

(3) **Reference Bond Fund.** The reference investment shall be a mutual fund or bank common trust fund which invests in a diversified portfolio of government and high quality corporate bonds (generally A rated or higher) with average maturities of up to 5 years.

(4) **Reference Balanced Fund.** The reference investment shall be a mutual fund or bank common trust fund which invests primarily in S&P 500 equities and government and corporate bonds.

(5) **Reference Growth Fund.** The reference investment shall be a mutual fund which focuses on growth equities.

(c) **Changes in Reference Investment Funds Available.** The Reference Investment Funds available to Participants may be changed at any time and from time to time by the Compensation Committee. The Committee will give timely notice of any such change to each Participant. A Participant must change his or her election before implementation of such change if such change eliminates the availability of a Reference Investment Fund which was being used to measure Equivalents to be credited (or charged) to any Account of such Participant.

(d) **Plan Investment Elections.** Participants shall make their reference investment elections using the following procedures:

(1) **Initial Election for Deferred Amounts.** At the time any election to defer Performance Compensation or Salary is made a Participant can elect to have the Deferred Performance Amount or the Deferred Salary Amount, as the case may be, accrue Equivalents related to one or more of the Reference Investment Funds in five percent (5%) increments; provided, that the Participant must complete his or her investment election no later than the deadline established by the Committee.

(2) **Initial Election for Mandatory Deferred Amounts.** Within twenty (20) days after a Participant receives notice that a Mandatory Deferred Account in respect of a Plan Year will be established and a portion of such Participant's Performance Compensation, Salary or other cash compensation will be deferred, such Participant can elect to have the Mandatory Deferred Amount accrue Equivalents related to one or more of the Reference Investment Funds in whole percentage increments; provided, that the Participant must complete his or her investment election no later than the deadline established by the Committee.

(3) **Change in Investment Election.** Effective for the close of any business day, a Participant may change his or her investment election for all of his existing Accounts in whole percent increments. Such election will affect all Deferred Amounts and Mandatory Deferred Amounts and the balance of all existing Accounts, but shall not affect any Accounts thereafter established in respect of future deferrals. To effect a change, the Participant must complete his investment election under guidelines established by the Committee.

(e) **Allocation of Reinvestments of Reference Investment Fund Distributions.** All Equivalents (earnings, gains and losses net after expenses and taxes) attributable to any Account as measured in respect of any Reference Investment Funds will be deemed to include any distributions by such Reference Investment Fund, which distributions shall be deemed to be reinvested in the same Reference Investment Fund after deducting any expenses and taxes attributable to such reinvestment.

(f) **Special Election Rules.** The Committee may permit variations in the administration of the Plan as it considers proper, under regulations adopted by the Committee and published to Participants.

Section 6.5. Failure to Elect Reference Investments. Any portion of an Account of a Participant with respect to which such Participant has not indicated to the Committee a Reference Investment Fund (whether due to the failure of the Participant to timely complete and file his or her election or otherwise) shall be deemed to accrue Equivalents as though such portion of the Account were invested in the Reference Money Market Fund, or in such other investment or reference rate as the Compensation Committee may select.

Section 6.6. Adjustments to Account Balances.

(a) **Regular Valuation Dates.** As of each Valuation Date, the Company and the Recordkeeper will determine the fair market value of each Account of each Participant. On each Valuation Date, each Account will be adjusted to reflect the following events in order since the preceding Valuation:

(1) The increase or decrease in the amount of Equivalents (the pro rata share of the net earnings, gains and losses, net of expenses and taxes of the Reference Investment Fund or Funds in which the Account is deemed to be invested);

(2) Deferred Amounts in a new Account and Mandatory Deferred Amounts in respect of a Mandatory Deferred Account;

X-10.3-17

(3) Distributions, if any, from the Account; and

(4) Changes in Reference Investment Fund or Funds under Section 6.4(d)(2) of the Plan.

(b) **Valuations Binding.** In determining the value of each Account of each Participant, the Committee will exercise its best judgment as to the value of such Account. All determinations of value of Accounts shall be binding upon Participants and their Beneficiaries.

(c) **Allocation Date.** All allocations of Equivalents will be considered to have been made as of the Valuation Date, regardless of when allocations are actually made.

(d) **Statements of Account Balances.** As soon as practicable after the end of each Plan Year, the Committee will provide to each Participant, or his or her Beneficiary, a statement showing with respect to each Account of such Participant: (1) the balance of such Account on January 1 of such Plan Year, (2) all Equivalents attributable to such Account during such Plan Year, (3) all distributions from such Account during such Plan Year and (4) the balance of such Account on December 31 of such Plan Year. During each Plan Year, the Committee may provide statements quarterly setting forth the balance of each Account of a Participant as at the end of a quarter and such other information in respect thereof as the Committee shall deem appropriate. If a Participant has Accounts with more than one Employer, the reports and records relating to such Accounts will be reported to the Participant without indicating which Employer established the Account, unless such Employer is bankrupt or insolvent.

(e) **Correction of Mistakes.** In the event the Committee discovers that a mistake has been made in an allocation to or distribution from any Account, or any other mistake which affects an Account, it will correct the mistake as soon as practicable. If an overpayment has been made, the Committee will seek cash reimbursement. If an underpayment has been made, the amount of the underpayment will be paid pursuant to Article XIII unless the committee determines the amount to be minimal, in which case it will be paid as a lump sum payment.

Section 6.7. No Responsibility for Results of Reference Investment Funds. The Company shall not, and the Participating Employers, the Board of Directors, the Compensation Committee and the Committee shall not, have any responsibility or liability in the event any Reference Investment Fund selected by any Participant shall result in any reduction in any Deferred Amount or Mandatory Deferred Amount or reduce from one Valuation Date to the next Valuation Date the amount of such Participant's Deferred Compensation or Mandatory Deferred Compensation, or both, or fail to result in any increase of Deferred Compensation or Mandatory Deferred Compensation.

ARTICLE VII
PAYMENT OF DEFERRED COMPENSATION

Section 7.1. Distributions Events. Deferred Compensation under the Plan shall be payable as follows:

(a) **Termination for Other than Retirement.** Disability or Death. In the event that a Participant's Employment with the Company on any Participating Employer shall be terminated by reason of voluntary termination, layoff due to job elimination or job relocation, involuntary termination for any reason or any other termination for any other reason other than his or her death, Disability or Retirement, the entire amount of his or her Deferred Compensation shall be paid within sixty (60) days after such termination of Employment; provided, however, that if a Participant is an employee of any Subsidiary of the Company, such Participant shall not be deemed to have terminated his or her employment with the Company for the purpose of this Section 7.1, although such Participant shall no longer be an Eligible Employee if such Subsidiary is not a Participating Employer.

(b) **Death of Participant.** In the event of a Participant's death (whether before or after his or her Retirement or Disability), the entire amount of his or her Deferred Compensation shall be paid to his or her Beneficiaries in a lump sum within sixty (60) days after the date of such Participant's death.

(c) **Termination of Employment by Retirement or Disability.** In the event a Participant shall terminate after meeting the requirements for Retirement or qualifies for Disability benefits under the Retirement Plan (or similar plan of a Participating Employer) or the Company's Long Term Disability Income Plan, the distribution of his or her Deferred Compensation shall be made in accordance with the election of such Participant made in accordance with subsection (d) or subsection (e) of this Section 7.1, or, if no election has been made by such Participant, in accordance with Section 7.2 of the Plan.

(d) **In accordance with Elections**. A Participant may, at the time he or she notifies the Committee of his or her election to have all or a portion of his or her Deferrable Salary or Performance Compensation in respect of any Plan Year payable as Deferred Compensation under the Plan, specify the payment of such Deferred Compensation only in the following forms thereof:

(i) In a lump sum on the 15th of January following the second anniversary of the date such election of the Deferred Salary Amount or Deferred Performance Amount was made.

(ii) In a lump sum on the fifteenth (15th) day of January of the year following the year of such Participant's Retirement or Disability; or

(iii) In annual installments over a period of not less than five (5) or more than fifteen (15) years, commencing in each case on the 15th day of January of the year following the date of such Participant's Retirement or Disability, each installment to equal the aggregate amount of all Deferred Compensation of such Participant then remaining in his or her Account or Accounts subject to such election, determined as at the Valuation Date immediately prior to such distribution date, divided by the number of installments then remaining to be made (including the installment to be paid on such distribution date).

(e) **Extension of Deferral Period.** If the deferral period for any Deferred Amount specified by a Participant in an effective Agreement (or in any subsequent election form pursuant to this subsection (e)) is two years (as provided in clause (i) of subsection (d) of this Section 7.1), such Participant may extend the deferral of such Deferred Amount at his or her election to any date permitted by Section 7.1(d) if, and only if, such election is made at least twelve (12) months prior to the expiration of the deferral period provided under such Agreement (or subsequent election form) and in the calendar year prior to the calendar year during which such Deferred Compensation would have been paid but for this clause.

Section 7.2 Elections of Deferral Period and Payment Forms. With respect to any Deferred Amount of an active Employee, the period of deferral and form of distribution will be paid in accordance with the elections in Section 7.1 except as otherwise determined under this Section 7.2 as follows:

(a) **Absence of Deferral Period Election.** With respect to any Deferred Amount of a Participant for which no effective election as to time of payment has been filed with the Committee, such related Deferred Compensation will be paid in a lump sum on the earlier of (a) the second (2nd) anniversary of (i) the date such Deferred Performance Amount would have been paid (but for such deferral election) or (ii) the fifteenth (15th) day of January of the year following the Plan Year during which such Deferred Salary Amount would have been paid (but for such deferral election), or (b) the fifteenth (15th) day of the year following the year of such Participant's Retirement or Disability.

X-10.3-19

(b) An employee may change an election made under 7.1(d)(ii) or (iii) for his form of distribution if the election is at least 12 months before retirement. Such extension or change in the election will not be valid until the 12 months have expired. If a distribution would have otherwise been made under this Article VII pursuant to the last election applicable to such deferred Compensation before the expiration of the 12 months, then the prior election will control the time and form of distribution.

(c) Notwithstanding the other provisions of this Section 7.2, employees or retirees may elect to have any or all of their Deferred Compensation paid out as soon as administratively possible in a lump sum payment made at 90% of their Deferred Compensation payable under the other provisions of this Section 7.2.

Section 7.3. Minimum Balance. Notwithstanding the foregoing, in the event that an Participant's Employment is terminated for any reason and the aggregate undistributed amount of all of his or her Deferred Compensation is $50,000 or less, as at the Valuation Date immediately prior to such termination of Employment, the entire amount of all of his or her Accounts shall be paid in a lump sum within sixty (60) days after his or her termination of Employment.

ARTICLE VIII
PAYMENTS FROM THE PLAN

Section 8.1. Timing Amount and Form of Payment. Each payment of a Participant's Deferred Compensation, and, if applicable, Mandatory Deferred Compensation, to such Participant will be subject to the following rules and any other rules adopted from time to time by the Committee and uniformly applied:

(a) **Timing of Payment.** The Committee will cause the Company (or other Employer, as applicable) to pay, or cause to be paid, the Deferred Compensation of a Participant to such Participant or his or her Beneficiaries at the time or times specified in Article VII of the Plan and in the Agreement or other payment election form submitted to the Committee in accordance with the terms of the Plan. The Committee will cause the Company (or other Employer, as applicable) to pay, or cause to be paid, Mandatory Deferred Compensation of a Participant to such Participant or his or her Beneficiaries at the time or times specified at Article V of the Plan and in any payment election form submitted to the Committee in accordance with the terms of the Plan.

(b) **Amount of Payment.** Each amount of Deferred Compensation, and, if applicable, Mandatory Deferred Compensation, to be paid to a Participant will be determined as of the Valuation Date on or next preceding the date such payment is due to such Participant.

(c) **Medium of Payment.** Each Participant or his or her Beneficiaries will receive all payments of such Participant's Deferred Compensation and Mandatory Deferred Compensation in cash.

Section 8.2. Acceleration of Payment upon Change of Control. In the event a Change of Control occurs, the entire amount of Deferred Compensation and Mandatory Deferred Compensation of each Participant shall be immediately paid to such Participant (or, if applicable, his or her Beneficiaries) and no additional deferrals of Performance Compensation, Salary or other cash compensation will be made under the Plan (notwithstanding any outstanding election for such deferrals) and the Plan shall automatically terminate effective as of the Change of Control Date.

ARTICLE IX
SOURCE OF PAYMENTS

Section 9.1. Payments from General Funds of Employers and Rabbi Trusts. All payments of Deferred Compensation and Mandatory Deferred Compensation under and in accor-

X-10.3-20

dance with the Plan shall be paid in cash from the general funds of the applicable Employer and there shall be no requirement that any special or separate trust, fund or account shall be established in the name of any Participant or Beneficiary or other segregation of assets made to assure such payments; provided, however, that each of the Company and the Participating Employers intends to establish a Trust and may establish a bookkeeping reserve to meet its obligations under the Plan. To the extent that any Participant, Beneficiary or other person has a right to receive payments of Deferred Compensation or Mandatory Deferred Compensation from the Company or a Participating Employer under the Plan, such right shall be no greater than the right of any unsecured general creditor of the Company or such Participating Employer.

Section 9.2. The Trusts. (a) A Trust to be known as the Rabbi Trust for the Deferred Compensation Plan for Executives of the Company (the "Company Trust") will be established pursuant to a Trust Agreement between the Company and the Trustee and is intended to be maintained as a "grantor trust" under section 671 of the Code. The assets of the Company Trust will be held, invested and disposed of by the Trustee in accordance with the terms of the Company Trust, for the exclusive purpose of paying Deferred Compensation and Mandatory Deferred Compensation to Participants or their Beneficiaries as and when due under the Plan. The assets of the Company Trust shall at all times be subject to the claims of the Company's general creditors in the event of the Company's insolvency or bankruptcy.

(b) Each Participating Employer shall prior to permitting any Eligible Employee to participate in the Plan, enter into and maintain a Trust for the Deferred Compensation Plan for Executives of the Company for Participants who are Employees of such Participating Employer (each an "Employer Trust"), which shall be established pursuant to a Trust Agreement between such Participating Employer and the Trustee and shall be intended to be maintained as a "grantor trust" under 671 of the Code. The assets of each Employer Trust will be held, invested and disposed of by the Trustee in accordance with the terms of the Employer Trust for the exclusive purpose of paying Deferred Compensation to Participants Employed by such Participating Employer or their Beneficiaries as and when due under the Plan. The Assets of each Employer Trust shall at all times be subject to the claims of the general creditors of the Participating Employer that established such trust in the event of such Participating Employer's insolvency or bankruptcy.

(c) The Company Trust and each Participating Employer Trust (herein collectively referred to as the "Trusts") shall each contain substantially the same provisions and have the same Trustee and shall, to the extent practicable, be administered and invested jointly, except that the assets shall be separate and subject only to the general creditors of the Employer which is the grantor of the applicable Trust.

Section 9.3. Contributions and Expenses. The Company and Participating Employers may, from time to time, make contributions to their respective Trusts in accordance with the applicable Trust Agreement and the Plan. Deferred Compensation and Mandatory Deferred Compensation payable under the Plan and expenses chargeable to the Participants in accordance with the Plan are intended first to be paid from the applicable Trusts. To the extent the funds in such Trusts are not sufficient (or are not paid by the Trustee), all Deferred Compensation and Mandatory Deferred Compensation shall be paid by the Company or the applicable Participating Employer.

Section 9.4. Trustee Duties. The powers, duties and responsibilities of the Trustee shall be as set forth in the Trust Agreements and nothing contained in the Plan, either expressly or by implication, shall impose any additional powers, duties or responsibilities upon the Trustee. The Trustee shall make investments in the Trusts as directed by the Committee, consistent with the provisions of the Plan and the Trust Agreements. The Trustee may hold cash and other liquid investments in such amounts as the Committee may deem appropriate.

Section 9.5. Reversion of Trust Funds to Company or Participating Employer. (a) The Company shall have no beneficial interest in the Company Trust and no part of the Company Trust shall revert or be repaid to the Company, except as expressly provided in the Plan or the Trust Agreement which establishes the Company Trust.

(b) No Participating Employer shall have a beneficial interest in such Employer's Employer Trust and no part of such Employer Trust shall revert or be repaid to such Participating Employer, except as expressly provided in the Plan or the Trust Agreement which establishes such Employer Trust.

ARTICLE X
DESIGNATION OF BENEFICIARIES

Section 10.1. Designation Procedure. Each Participant may designate one beneficiary or several beneficiaries (such beneficiary or beneficiaries of a Participant herein referred to as the Participant's "Beneficiaries") to receive any balance, or portion thereof, of his or her Accounts which may be payable under the Plan upon his or her death. To be effective, each designation must be in writing on a form provided by the Committee and must be signed and filed by the Committee prior to the Participant's death. Each Participant may name one or more primary Beneficiaries and one or more contingent Beneficiaries; provided that if a Participant names more than one Beneficiary, the Participant shall designate the percentage payable to each. A Participant may from time to time revoke or change his or her Beneficiaries designation without the consent of any Beneficiary by filing a new designation with the Committee, and each change will revoke all prior designations of Beneficiaries. The last. such designation of Beneficiaries received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant's death, and in no event shall it be effective as of a date prior to such receipt.

(b) **Absence of Designation.** If no designation of Beneficiaries is in effect at the time of a Participant's death, if no designated Beneficiary survives the Participant, or if the Participant's designation of Beneficiaries conflicts with law, then the Participant's estate shall be the Beneficiary entitled to receive all Deferred Compensation and, if applicable, Mandatory Deferred Compensation then unpaid. The Committee may direct the Company or any Participating Employer to retain such unpaid Deferred Compensation and, if applicable, Mandatory Deferred Compensation, without liability for any interest thereon or other earnings or gains thereon, until the rights thereto are determined, or the Committee may direct the Company or Participating Subsidiary to pay such unpaid Deferred Compensation and, if applicable, Mandatory Deferred Compensation, into any court of appropriate jurisdiction, and such payment shall completely discharge all liability of the Company and, if applicable, any Participating Employer for unpaid Deferred Compensation and, if applicable, Mandatory Deferred Compensation.

(c) **Payment to Minor or Incompetent Beneficiaries.** In the event a deceased Participant's Beneficiary is a minor, is legally incompetent, or cannot be located after reasonable effort, the Committee will make payment to the court-appointed guardian or representative of such Beneficiary, or to a trust established for the benefit of such Beneficiary, as applicable.

(d) **Judicial Determination.** In the event the Committee for any reason considers it improper to direct any payment as specified in this Section 10.1, it may have a court of competent jurisdiction determine to whom payments should be made, in which event all expenses incurred in obtaining such determination may be deducted from the unpaid Deferred Compensation and, if applicable, Mandatory Deferred Compensation or charged to the payee. Any such payment shall constitute a complete discharge of all liability of the Employers to such Participant under the Plan.

Section 10.2. Payment to Participant's Representative. If a Participant is incompetent to handle his or her affairs as of any date designated by such Participant as a date on which a payment of all or a portion of such Participant's Deferred Compensation or Mandatory Deferred Compensation, or both, is to be made, the Committee will make any payments due to such Participant to his or her court-appointed personal representative or, if none is appointed, the Committee may in its discretion make payments to his or her spouse, a child, a parent, or a brother or sister, or any other person deemed by the Committee to have incurred expenses for the care or maintenance of such Participant, in such manner and proportions as the Committee may determine; provided that the Committee may request a court of competent jurisdiction to determine the payee, in which event all expenses incurred in obtaining the determination may be deducted from the unpaid Deferred Compensation and, if applicable, Mandatory Deferred Compensation or charged to the payee. Any such payment shall constitute a complete discharge of all liability of the Employers to such Participant under the Plan.

Section 10.3. Unclaimed Benefits. In the event the Committee cannot locate, with reasonable effort, any person entitled to receive a Participant's unpaid balance of Deferred Compensation and, if applicable, Mandatory Deferred Compensation, the obligation of the Employer to make any payment of such Participant's Deferred Compensation and, if applicable, Mandatory Deferred Compensation, will be canceled on the fifth anniversary after the first day on which a payment of such Deferred Compensation was due to be paid, but will be reinstated within sixty (60) days after the Participant or a Beneficiary is located.


ARTICLE XII
ADMINISTRATION OF PLAN


Section 11.1. Administration. The Plan shall be administered by the Committee, as appointed by the Compensation Committee. Determinations by the Committee as to any questions arising under the Plan shall be final, conclusive and binding upon all persons including Participants, Beneficiaries, the Company and Participating Employers. A member of the Committee who is also a Participant must abstain from voting on any matter relating to his or her participation in the Plan or to his or her Deferred Compensation or Mandatory Deferred Compensation.

Section 11.2. Allocation of Fiduciary Responsibilities: Composition and Powers of Committee. The fiduciaries will have the powers and duties described below, and may delegate their duties to the extent permitted under ERISA:

    (a) **Company.** The Company, through the Compensation Committee, will be responsible for appointing and removing Committee members, approving the adoption of the Plan by each new Participating Employer and designating Eligible Employees.

    (b) **The Committee**.

        (1) **Appointment and Termination of Office.** The Committee will consist of not less than three (3) or more than five (5) individuals who will be appointed by and serve at the pleasure of the Compensation Committee. The Compensation Committee will have the right to remove any member of the Committee at any time. A member of the Committee may resign at any time by written resignation to the Committee and the Compensation Committee. The Compensation Committee will appoint a successor to fill any vacancy in the Committee's membership.

        (2) **Organization of Committee.** The Committee will elect a Chairman from among its members, and will appoint a Secretary who may or may not be a Committee member. The Committee may appoint or retain such agents (including legal counsel and accountants) who may or may not be Committee members, as it considers necessary for the effective performance of its duties in administering the


X-10.3-23


Plan, and may delegate to such agents such ministerial powers and duties as it considers expedient or appropriate. The Committee may fix the compensation of the agents within the limits set by the Compensation Committee. Committee members who are employed by the Company or a Participating Employer shall serve as such without additional compensation.

(3) **Committee Meetings.** The Committee will hold meetings at least annually. A majority of the members then in office will constitute a quorum. All actions of the Committee may be taken with or without a meeting. Each action of the Committee taken at a meeting shall be taken on a majority vote of all members of the Committee then in office. Any action taken without a meeting shall be in writing and signed by a majority of the members of the Committee then in office. The Committee may establish such other rules and procedures for taking action with or without a meeting as it shall deem appropriate.

(4) **Powers of the Committee.** The Committee will have primary responsibility for administering the Plan, and all powers necessary to enable it to properly perform its duties, including but not limited to the following powers and duties:

(A) **Rules.** The Committee may adopt rules, regulations and procedures as it deems necessary for the performance of its duties under the Plan, except to the extent that such rules, regulations and procedures conflict with the express provisions of the Plan or written policies or directives of the Compensation Committee.

(B) **Interpretation.** The Committee will have the power to interpret the Plan and to decide all questions arising under the Plan; provided, however, that the Compensation Committee shall also have the power and authority to interpret the Plan and interpretations, rules and regulations adopted by the Compensation Committee shall control.

(C) **Individual Accounts.** The Committee, or the Recordkeeper acting for it, will maintain individual Accounts for each Participant and will allocate Equivalents in respect of Deferred Amounts to the proper Accounts.

(D) **Participant Data.** The Committee will request from the Company and the Participating Employers complete information regarding the Deferred Amounts and Mandatory Deferred Amounts of each Participant and such other information as it considers necessary from time to time, and will treat Employer records as conclusive with respect to such information.

(E) **Payments.** The Committee will direct the payment of Account balances from the Trust (or from the Company or the Participating Employer, as the case may be), and will specify the Participant (or Beneficiary or Beneficiaries) to be paid and the amount, the time and the conditions, if any, of each payment.

(F) **Disclosure.** The Committee will prepare and distribute, or cause to be prepaid and distributed, to the Participants copies of the Plan, notices and other information about the Plan in such manner as it deems appropriate and in compliance with applicable law.

(G) **Agreements and Other Forms.** The Committee will provide forms of Agreements for use by Eligible Employees to elect to participate in the Plan and other forms for use by Participants in respect of their participation in the Plan.

(H) **Financial Information.** The Committee will periodically prepare, or cause to be prepared, reports of the Plan's operation and will submit a copy of each report to the Compensation Committee and cause a copy to be maintained in the office of the Secretary of the Company and each Participating Employer.

(I) **Reporting and Tax Returns.** The Committee will cause to be filed all reports and tax returns required under ERISA and the Code.

Section 11.3. Indemnification. The Company and each of the Participating Employers will indemnify and hold harmless the Committee and each member, and each person to whom the Committee has delegated responsibility under this Article XI (each an "Other Person"), from and against any and all losses, costs, liabilities or expenses that may be imposed upon or incurred by them in connection with or resulting from any claim, action, suit, or proceeding to which any member of the Committee or such Other Person is or may be a party or may be involved by reason of any action taken or failure to act under the Plan, or for any other reason, and from and against any and all amounts paid by the members of the Committee (or any of them) or such Other Person or Persons in settlement (if with the Company's approval) of, or paid by them in satisfaction of a judgment in, any such action, suit or proceeding and from and against any other joint or several liability for their acts and omissions and for the acts and omissions of their duly appointed agents in the administration of the Plan, except for their own willful breach of fiduciary duty or willful misconduct.

Section 11.4. Claims Procedures. (a) Application for Payment of Deferred Compensation or Mandatory Deferred Compensation. The Committee will, if possible, furnish to each Participant timely information concerning distributions of Deferred Compensation or Mandatory Deferred Compensation due under the Plan to such Participant at least one year prior to the anticipated date of such distribution. The Committee may require any Participant, Beneficiary or other person claiming the right to receive payments of Deferred Compensation or Mandatory Deferred Compensation under the Plan to submit a written application, together with such information as the Committee considers necessary to process the claim.

(b) Action on Application. Within ninety (90) days after receipt of an application and all necessary information, the Committee will furnish the claimant a written notice of its decision. If the Committee denies the claim in whole or in part, the notice will set forth (1) specific reason for the denial, with specific reference to Plan provisions upon which the denial is based; (2) a description of any additional information or material necessary to process the application with an explanation why such material or information is necessary; and (3) an explanation of the claim review procedure under the Plan.

(c) Claim Review. Any Participant, Beneficiary or other claimant who does not agree with the decision rendered on the application may request that the Committee review the decision. Each request for review must be made in a writing addressed to and filed with the Committee within sixty (60) days after the claimant receives the decision, or if the application has neither been approved nor denied within the 90-day period specified in subsection (b), then the request must be made within 60 days after expiration of the 90-day period. Concurrently with filing the request for review the claimant may submit in writing to the Committee a statement of the issues raised by his appeal and supporting arguments and comments. Where the Committee believes that the issues raised by the claimant's appeal may be more efficiently or fairly processed by taking testimony of the claimant or others, it will set the matter for oral hearing and give the claimant reasonable notice of the time and place. The Committee will proceed promptly to resolve all issues raised by the claimant's appeal and will render a written decision on the merits within 60 days following the claimant's request for review. Any determination by the Committee after completion of the review process set forth herein shall be binding upon the Company and the claimant.

ARTICLE XII
AMENDMENT AND TERMINATION

Section 12.1. Amendment of the Plan. The Plan may be amended, modified or suspended by the Company pursuant to action taken by the Board of Directors or by the Compensation Committee; provided, however, that no such action shall have the effect of reducing or eliminating any Account balance as at the effective date of any such amendment, modification or suspension or otherwise impairing or adversely affecting the rights of any Participant or Beneficiary to payment of Deferred Compensation or Mandatory Deferred Compensation under the Plan which had accrued prior to the date of such action. In the event of any amendment to, or modification or suspension of, the Plan, the Company will promptly notify each Participant of such amendment, modification or suspension of the Plan. Any such amendment shall be made by, and any such modification or suspension shall be evidenced by, written instrument executed by the Company.

Section 12.2. Termination of the Plan. Although the Company expects the Plan to be continued indefinitely, the Company reserves the absolute right to terminate the Plan at any time by action taken by the Board of Directors or the Compensation Committee. In the event of any termination of the Plan, the Company will promptly notify each Participant of such termination of the Plan and will cause all Deferred Compensation and Mandatory Deferred Compensation to be paid to the Participants or their Beneficiaries on or before (or as soon as practicable following) the effective date of such termination of the Plan.

ARTICLE XIII
MISCELLANEOUS PROVISIONS

Section 13.1. No Assignment. The right of any Participant or any of his or her Beneficiaries to receive Deferred Compensation and, if applicable, Mandatory Deferred Compensation under the Plan shall not be assigned, anticipated, transferred, pledged or encumbered, either voluntarily or by operation of law, nor shall any amount of a Participant's Deferred Compensation or Mandatory Deferred Compensation be subject to the claim or legal process of any creditor of such Participant, or subject to seizure for payment of any debts or judgments, except as provided in Article X of the Plan with respect to designation of Beneficiaries and except as may otherwise be required by law. If any Participant shall, or shall attempt to, assign, transfer, pledge or encumber any amount payable under the Plan, or if by reason of such Participant's bankruptcy or other event happening at any time any such payment would be made subject to his or her debts or liabilities or would otherwise devolve upon anyone else and not be enjoyed by him or her or his or her Beneficiary, the Compensation Committee may, in its sole discretion, terminate such Participant's right to any such payment of Deferred Compensation, and, if applicable, Mandatory Deferred Compensation and direct that the same be held and applied to or for the benefit of such Participant or his or her spouse, children or other dependents, or any of them, in such manner as the Compensation Committee may deem appropriate.

Section 13.2. Adoption of and Withdrawal from Plan by a Participating Employer. (a) Any domestic wholly-owned subsidiary of the Company which at the time is not a Participating Employer, may, with the consent of the Committee, adopt the Plan and become a Participating Employer by causing an appropriate written instrument evidencing such adoption to be executed pursuant to the authority of its board of directors and filed with the Company and by executing a Trust Agreement in form and substance satisfactory to the Committee.

(b) Any Participating Employer may, by action of its board of directors, withdraw from the Plan, such withdrawal to be effective upon notice in writing to the Committee, and shall thereupon cease to be an Employer for all purposes of the Plan. A Participating Employer shall be deemed automatically to withdraw from the Plan in the event it shall cease to be a wholly owned subsidiary of the Company. The withdrawal of a Participating Employer shall be treated as a termination of the Plan with respect to such Employer and with respect to Participants who at the time are employed by such Employer, except that any Participant employed by the withdrawing Employer who is transferred to or continues in Employment with any other Employer shall remain unaffected by such withdrawal and such Participant shall continue as a Participant under the Plan.

Section 13.3. Information Required. Each Participant shall provide the Committee with such pertinent information concerning himself or herself and his or her Beneficiaries relating to Plan participation by the Participant as the Committee may specify, and no Participant or Beneficiary or other person shall have any rights in or be entitled to any payments of Deferred Compensation under the Plan unless such information is provided to the Committee.

Section 13.4. Elections by Eligible Employees. AM elections, designations, requests, notices, instructions and other communications from an Eligible Employee, Participant, Beneficiary or other person to the Committee required or permitted under the Plan shall be in such form as is prescribed from time to time by the Committee, shall be mailed by first-class mail, transmitted by facsimile or delivered to such location as shall be specified by the Committee and shall be deemed to have been given and delivered only upon actual receipt thereof by the Committee at such specified location.

Section 13.5. Notices by Committee or any Employer. All notices, statements, reports and other communications from the Committee or any Employer to any Eligible Employee, Participant, Beneficiary or other person required or permitted under the Plan shall be deemed to have been duly given when delivered to, or when mailed first-class mail, postage prepaid and addressed to, such Eligible Employee, Participant, Beneficiary or other person at his or her address last appearing on the records of the Company or the applicable Participating Employer or when hand delivered to such person.

Section 13.6. No Employment Contract or Commitment. The Plan is not, and shall not be deemed to constitute, a contract of employment between the Company, or any other Employer or other Subsidiary or Affiliate of the Company, and a Participant. Neither the Plan nor any action taken hereunder by the Company or any Participating Employer shall constitute a commitment or agreement to continue the Employment of any Participant or shall be held or construed to confer on a Participant any right to continued Employment with the Company or any Participating Employer or any other Subsidiary or Affiliate of the Company, or as a commitment to continue the rate of compensation of any Participant, or as affecting the right of the Company or any Participating Employer to terminate the Employment of any Participant, Eligible Employee or any other employee at any time, with or without cause.

Section 13.7. Severability. In the event any provision of the Plan shall be held invalid or illegal for any reason, any illegality or invalidity shall not affect the remaining parts of the Plan and the Plan shall be construed and enforced as if the illegal or invalid provision had been omitted, and the Company shall have the privilege and opportunity to correct and remedy questions of illegality or invalidity by amendment as provided in the Plan.

Section 13.8. Effect of IRS Determination. If any Deferred Amount is found in a "determination" (within the meaning of Section 1313(a) of the Code) to have been includible in gross income by a Participant prior to the payment thereof as provided under the Plan, such Deferred Amount (as adjusted by Equivalents to the applicable Valuation Date) shall be immediately paid to such Participant notwithstanding such Participant's election or any other provision of the Plan.

Section 13.9. Taxes and Withholding. All payments of Deferred Compensation and Mandatory Deferred Compensation in accordance with the Plan shall be subject to such withholding for taxes and deductions for payroll and other taxes (federal, state or local) as may be due thereon and the determination by the Committee as to the amounts withheld from such payments shall be binding upon each Participant and his or her Beneficiaries.

Section 13.10. No Rights to Assets Created. The obligations of the Company or any Participating Employer to make payments of Deferred Compensation and Mandatory Deferred Compensation under the Plan shall constitute a liability of the Company or a Participating Employer, as the case may be, to the Participant and his or her Beneficiaries. Such payments of Deferred Compensation and Mandatory Deferred Compensation shall be made from the general funds of the Company or the Participating Employer, as the case may be, or from the Trusts. Neither the Company nor any Participating Employer shall be required to establish or maintain the Trusts or any special or separate fund or trust or otherwise to segregate assets to assure that such payments shall be made, and neither a Participant nor his or her Beneficiaries shall have any interest in any particular asset of the Company or any Participating Employer or in the Trusts or any other trust by reason of the Company's (or a Participating Employer's) obligations hereunder. Nothing contained in the Plan shall create or be construed as creating a trust of any kind or any other fiduciary relationship between the Company or any Participating Employer and a Participant or his or her Beneficiaries.

Section 13.11. Precedent. Except as otherwise specifically provided, no action taken in accordance with the Plan by the Employers or the Committee shall be construed or relied upon as a precedent for similar action under similar circumstances.

Section 13.12. No Guarantees. No employer guarantees that any Reference Investment Fund will not result in a reduction of, or loss to, any Deferred Amount, Mandatory Deferred Amount, Deferred Compensation or Mandatory Deferred Compensation or any Account. Neither the Company, nor any Participating Employer nor the Trustee guarantees the amount or payment of any Deferred Compensation, Mandatory Deferred Compensation or other amount payable to any Participant under the Plan.

Section 13.13. Expenses. The expenses of administration of the Plan, including the payment of the fees of the Trustee and the Recordkeeper, shall be paid by the Company.

Section 13.14. Claims of Other Persons. The provisions of the Plan shall in no event be construed as giving any person, firm or corporation any legal or equitable right as against the Company or any Participating Employer or their respective officers, directors or employees, except as expressly provided for in the Plan.

Section 13.15. Captions. The captions preceding the Articles, Sections and subsections hereof have been inserted solely as a matter of convenience and in no way define or limit the scope or intent of any provisions thereof.

Section 13.16. Validity of the Plan. The validity of the Plan shall be determined, and the Plan shall be governed by and construed and interpreted, in accordance with the laws of the State of Ohio.

Section 13.17. Plan Binding on Parties. The Plan shall be binding upon the Employees, all Participants and Beneficiaries, and, as the case may be, the heirs, executors, administrators, successors and assigns of each of them. Obligations incurred by the Company or any Participating Employer shall be binding upon the Company or such Participating Employer, as the case may be, and shall inure to the benefit of the Participants or their Beneficiaries.

* * *

Executed at Akron, Ohio, this 20th day of December, 2002.

The Goodyear Tire & Rubber Company

By: /s/ Donald D. Harper
       Vice President

ATTEST:

/s/ Bertram Bell

X-10.3-29

ANNEX I
TO
THE GOODYEAR TIRE & RUBBER COMPANY
DEFERRED COMPENSATION PLAN FOR EXECUTIVES

The Reference Investment Funds are as follows:

1.   Money Market Fund. The Benchmark Fixed Income — Government Select Portfolio.

2.   Bond Fund. The Benchmark Short-Intermediate Bond Portfolio.

3.   Equity Index Fund. The Benchmark Equity Index Portfolio.

4.   Balanced Fund. The Benchmark Balance Portfolio.

5.   Growth Fund. The American Century Ultra Investment Fund.

X-10.3-30